Exhibit 2.2

TRANSITION SERVICES AGREEMENT

This agreement is made as of October 3, 2003 between The St. Paul Companies, Inc., a Minnesota corporation (“St. Paul”), and CompManagement, Inc., an Ohio corporation (“CompManagement”).

Background Information

CompManagement and St. Paul (the “Parties”) have entered into a Stock Purchase Agreement dated as of this same date (the “Stock Purchase Agreement”) providing for CompManagement’s purchase of all of the issued and outstanding stock (the “Acquisition”) of Octagon Risk Services, Inc., a Minnesota corporation (the “Company”).  In connection with the Acquisition, the Parties desire to enter into this agreement to set forth the terms and conditions of certain transition services to be provided by St. Paul after the Closing (as defined in the Stock Purchase Agreement).

Statement of agreement

The Parties acknowledge the foregoing Background Information and, for adequate consideration the receipt and sufficiency of which are hereby acknowledged, agree as follows:

1.     Transition Services.

(a)           St. Paul shall provide or undertake the transition services identified on attached Schedule 1 (the “Transition Services”).

(b)           The Parties shall be independent contractors respecting the Transition Services.

2.     Term.  This agreement shall be for a term beginning on the Closing Date and ending on the date specified in Schedule 1 (the “Term”).  Notwithstanding the foregoing, CompManagement shall use commercially reasonable efforts to eliminate its need for the Transition Services identified in Schedule 1 and terminate its use of each Transition Service as soon as possible after the date hereof.

3.     Indemnification Concerning the Transition Services.

(a)           CompManagement agrees to hold St. Paul harmless from every third party claim, demand, loss, damage, settlement, fine, penalty or any other type of expense, including reasonable attorney’s fees, arising out of or resulting from St. Paul’s performance or non performance of any services during the Transition Service period, including, without limitation, any claim by any vendor or landlord that St. Paul’s providing such Transition Services to CompManagement or the Company causes St. Paul to be in breach of a contractual obligation(s) owed to any vendor or landlord, and any extra contractual obligations incurred by St. Paul with respect to St. Paul’s providing the Transition Services to CompManagement or the Company, provided that CompManagement shall have the right to participate in the defense of any third party claim with counsel mutually agreeable to the parties.  The foregoing provision shall survive any termination of this Agreement.

4.     Notices. All notices and communications hereunder shall be in writing and shall be given in the manner and to the addresses of the Parties set forth in the Stock Purchase Agreement.

5.     Governing Law.  This agreement shall be governed by the laws of the State of Delaware, without regard to its conflicts of law rules.

6.     Entire Agreement.  This agreement, including attached Schedule 1, which is hereby incorporated, contains the entire understanding of the Parties with respect to its subject matter and supersedes all prior agreements and understandings.

7.     Successors and Assigns.  This agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

8.     Counterparts.  This agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

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[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Transition Services Agreement as of the date and year first above written.

THE ST. PAUL COMPANIES, INC.

By:	/s/ James A. Scannell

Title:	Vice President

COMPMANAGEMENT, INC.

By:	/s/ Jonathan R. Wagner

Title:	President

SCHEDULE 1

Transition Services

1.             For a period of 120 days after the Closing, St. Paul shall permit CompManagement to use the office space in St. Paul’s Deerfield, Illinois and Oakbrook, Illinois facilities used by the Company’s employees as of the date of this agreement at no cost to CompManagement or the Company.

2.             Beginning immediately following the Closing, St. Paul and CompManagement shall use their commercially reasonable efforts to obtain all lessor consents to assignment of the Company’s leases in effect as of the Closing Date which may be required by such leases.

3.             Beginning immediately following the Closing, at CompManagement’s sole cost and expense, St. Paul shall use its commercially reasonable efforts to transfer the software licenses listed below to the Company:

Software Vendor		Product	Number of Licenses and Type to be Transferred
(a)	IBM Corporation	CEO Communications Bundle	325 (Client)
(b)	Symantec Corporation	Norton Anti-Virus Corporate Edition	195 (Nodes)
(c)	Altiras, Inc.	eXpress	158 (Nodes)
(d)	Websense, Inc.	Websense	158 (Client) 1 (Server)

In the event, St. Paul is able to transfer the above-listed software, St. Paul shall have no obligation to transfer or provide any ongoing maintenance or support regarding any such software, nor shall St. Paul be liable for any costs associated with such ongoing maintenance or support.  CompManagement and/or the Company shall be obligated to contact the identified software vendors and separately contract with them for the required ongoing maintenance and support.

To the extent that St. Paul is unable to transfer any of the software listed above in this paragraph 3 to the Company, St. Paul shall use its commercially reasonable efforts to amend such licenses to allow for the Company to continue to use such software under St. Paul’s master license agreement(s) for a period not to exceed 90 days, or such shorter time as St. Paul is able to agree upon with the applicable software vendor.

The parties to this Transition Services Agreement further agree that in the event St. Paul is unable to either (i) transfer the software licenses listed in this paragraph 3 to the Company, or (ii) amend St. Paul’s license(s) to allow for the Company’s use, St. Paul shall have no further obligation or liability whatsoever, to CompManagement or the Company with respect to any of the software listed above.

4.             St. Paul will agree to request that the Company’s telecommunication service providers allow the Company to retain its current local and toll-free phone numbers following the Closing.

5.             Beginning immediately following the Closing, at CompManagement’s sole cost and expense, St. Paul shall use its commercially reasonable efforts to secure for the Company the right to continue to receive voice, data, internet and voice-mail systems telecommunications services, including maintenance and support for such services, under St. Paul’s current telecommunications service agreement terms and conditions and pricing, for a period not to exceed 90 days, or such shorter time as St. Paul is able to agree upon with the applicable software vendor, from the following vendors:

•      AT&T (data, long distance and toll-free voice, internet services)

•      SBC (local voice)

•      Avaya (voice-mail systems and hardware)

•      Exp@nets (voice-mail systems and hardware)

6.             Beginning immediately following the Closing, St. Paul will allow CompManagement and the Company to continue using the Company’s current IP addresses for a period not to exceed 90 days.